UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 2-39822

A.                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(k) PLAN

(formerly the Equifax Inc. Employees 401(k) Retirement and Savings Plan)

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Equifax Inc.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2004, consists of the audited financial statements of the Equifax Inc. 401(k) Plan (the “Plan”) for the years ended December 31, 2004 and 2003, and the related schedule thereto as of December 31, 2004. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.  Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Equifax Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Equifax Inc. 401(k) Plan (formerly, Equifax Inc. Employees 401(k) Retirement and Savings Plan)(the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Equifax 401(k) Plan as of and for the year ended December 31, 2003 were reported on by other auditors whose report dated June 16, 2004 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/SMITH & HOWARD, P.C.

June 17, 2005

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Equifax Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Equifax Inc. 401(k) Plan (formerly, Equifax Inc. Employees 401(k) Retirement and Savings Plan) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ERNST & YOUNG LLP
June 16, 2004
Atlanta, Georgia

EQUIFAX INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS

Investments, at fair value	$184,615,674	$173,876,838
Cash, interest-bearing	1,295,665	1,199,702
Cash, non-interest-bearing	—	50,031
Company contribution receivable	3,373,511	3,138,745
Accrued income	36,206	195,892

Total Assets	189,321,056	178,461,208

LIABILITIES

Fees and other payables	—	(5,000)

Net Assets Available for Benefits	$189,321,056	$178,456,208

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

Additions to Net Assets Attributed to:
Contributions:
Employer	$3,373,511
Participant	10,200,228
Rollovers	828,294
14,402,033

Interest and dividend income	3,136,552
Net appreciation in fair value of investments	15,546,403
Interest on participant loans	142,988
Transfers in	104,554
18,930,497

33,332,530

Deductions from Net Assets Attributed to:
Administrative and other expenses	12,484
Benefits paid to participants	22,455,198
22,467,682

Increase in Net Assets	10,864,848

Net Assets Available for
Benefits at Beginning of Year	178,456,208

Net Assets Available for
Benefits at End of Year	$189,321,056

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following brief description of the Equifax Inc. 401(k) Plan (formerly, Equifax Inc. Employees 401(k) Retirement and Savings Plan) (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan document and summary materials distributed to Plan participants for more detailed information.

The Plan is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended.  All U.S. salaried employees of the participating companies of Equifax Inc. and its subsidiaries (the “Company”) are eligible to participate in the Plan on the first day of the payroll period after their date of hire.

In October 2000, the Board of Directors of the Company announced its intent to spin off its payment services division into a separate publicly traded company with its own management and Board of Directors (the “Distribution”).  This Distribution occurred on July 7, 2001, and was accomplished by transferring the assets, liabilities, and stock of the businesses that comprised the payment services division to Certegy Inc. (“Certegy”) and then distributing all of the shares of common stock to Equifax’s shareholders.  Resultant from the Distribution, participants in the Plan received one share in the newly created Certegy stock fund for every two shares he/she owned in the Equifax Stock Fund at the time of the Distribution.  The Certegy stock fund is a frozen investment option and participants are not permitted to make additional investments into this fund.

Contributions

Each participant may make basic contributions from 1% to 6% of his/her to total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis.  In addition to basic contributions, each non-highly compensated participant may elect to make supplemental contributions of 7% to 30% of gross pay (14% limit for highly compensated participants) on a pretax or an after-tax basis through payroll deductions, subject to certain limits.  In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits.  These contributions are ineligible for Company matching contributions.

The Plan requires the Company to make minimum matching annual contributions of 100% of the first 2% of salary contributed by participants each pay period during the Plan year.  The match on the remaining basic contributions is discretionary and for the 2004 Plan year was 25%.  Supplemental contributions are not matched.  Matching contributions are initially invested in the Equifax Stock Fund.  However, upon receiving the match allocation in the Equifax Stock Fund, the participant may immediately reinvest his or her match allocation into one of the other available Plan investment options. Matching of after-tax contributions is net of any in-service after-tax withdrawals, without regard to lump-sum cash contributions and roll-over contributions, either deposited or withdrawn.  Company contributions shall not exceed the maximum amount which, together with Company contributions to the Equifax Inc. U.S. Retirement Income Plan for a Plan year, is deductible under the Internal Revenue Code (the “IRC”) or such other federal income tax statutory provision as may be applicable.  In addition, a participant must be actively employed by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement, disability or death.

Contributions may be funded by the Company during the year and held as non-participant directed, unallocated funds until contributions are determined as of the end of the Plan year.  Earnings on these deposits are accumulated and may be used to reduce the cash required for the Company contribution.  At December 31, 2003, the balance in the unallocated account totaled approximately $6,820.  At December 31, 2004, there was not a significant balance in this account.

Vesting

Participants’ accounts (including all Company and employee contributions and earnings thereon) are at all times vested with such participants.  In addition, participants who are employed with the Company on December 31 vest in the Company matching contribution for that year, even if such matching contribution has not yet been credited to their accounts.

Administration

The trustee of the Plan is Fidelity Management Trust Company (“Trustee” or “Fidelity”).  Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan.  The Equifax Inc. Group Plans Administrative Committee is appointed by the Compensation, Human Resources and Management Succession Committee of the Company’s Board of Directors and oversees the Plan’s operations.

Investment Options

The participants may direct their elective deferrals in and among various investment options.  Participants may change their investment elections and transfer money between investment options on a daily basis.  The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates as well as one collective trust.  In addition, the participants may elect to invest their contributions in Equifax Inc. common stock through a unitized fund, the Equifax Stock Fund (“ESF”), which includes an investment in a money market fund for liquidity purposes.  The balances in the Certegy stock fund are frozen and no further contributions can be made to this fund.  However, a participant may transfer funds out of this fund into one of the other available Plan investment options at any time.

Benefits

Prior to a participant attaining age 59½, in-service withdrawals from the pre-tax portion of a participant’s account are permitted only on the basis of financial hardship.  Once participants attain age 59½, they may withdraw up to 100% of their account in one or more withdrawals.  Once a participant’s employment with the Company ceases due to termination of employment, retirement, death, or disability, and upon the election of the participant, the Plan will distribute to the participant 100% of the participant’s account balance.  This lump-sum distribution is payable in cash, Company common stock, Certegy common stock (if present in the participant’s account), or any combination thereof at the participant’s election.

If a participant’s account balance is less than $5,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

The after-tax portion of a participant’s account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s net earnings or losses, Company contributions, and the participant’s contributions.  Allocations of earnings or losses are based on relative account balances and investment elections, as defined.

Loans to Participants

The Plan permits loans to be made to participants which are secured by balances in the participant’s account.  Only one loan is permitted at a time, and the minimum loan amount is $1,000.  Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000.  Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years.  Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken.  Loan fees for setup and maintenance are paid by the participant.

Plan Termination

The Company has the right to amend, or terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, the interests of the participants shall be non-forfeitable on the termination date and will be distributed to participants as soon as administratively feasible.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions and loan fees, are paid by the Company.  The expenses for administration include the fees and expenses of the Plan’s Trustee.

Valuation of Plan Investments and Income Recognition

Investments of the Plan, except the Managed Income Portfolio, are carried at fair value as determined by quoted market prices.  Participant loans are valued at their outstanding cost balances, which approximates fair value.  Loan interest income is allocated to the investment funds according to the participant’s current investment elections.

The Managed Income Portfolio is a collective trust which invests in guaranteed investment contracts and synthetic investment contracts.  The collective trust’s investment in these contracts is valued at fair value as determined by the Trustee.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Benefit payments made to participants are recorded when incurred.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2004	2003

Equifax Inc. common stock:
Participant-directed	$48,361,140	$45,419,129
Fidelity Managed Income Portfolio	12,434,641	12,985,819
Spartan® U.S. Equity Index Fund	22,680,624	21,713,735
Fidelity Asset Manager: Growth	9,604,680	9,532,887
Fidelity Low Priced Stock Fund	11,922,697	8,832,014
Fidelity Value Fund	10,057,242	7,415,725
Fidelity Retirement Government Money Market Portfolio:
Participant-directed	8,804,456	9,088,096
Non-participant-directed	—	6,820
Certegy Inc. common stock	24,291,221	26,917,189

The net appreciation in the fair value of investments and interest and dividends for the year ended December 31, 2004 is as follows:

	Net	Interest and
	Appreciation	Dividends

Interest-bearing cash	$—	$17,275
Money Market Funds	—	85,903
Common/collective trusts	—	488,005
Common stock:
Equifax Inc.	6,571,118	—
Certegy Inc.	2,407,671	—
Registered investment companies	6,567,614	2,545,369
	$15,546,403	$3,136,552

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

NOTE 4 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5 - FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 15, 2003 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from federal taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be exempt from federal income taxes.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

All transactions in the Equifax common stock held within the Equifax Stock Fund are related-party transactions.  The Plan held approximately 1,721,000 and 1,854,000 shares of Equifax common stock at December 31, 2004 and 2003, respectively.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee.  These Fidelity affiliates receive investment management fees related to these mutual funds and collective trust prior to any fund and/or trust being allocated investment earnings or losses.

EQUIFAX INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

EMPLOYER IDENTIFICATION NUMBER: 58-0401110

PLAN NUMBER: 003

FORM: 5500

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par of maturity value	Cost	Market Value

	ABF	International Equity PA		$394,425
	Morgan Stanley Instl	Equity Growth B		205,424
	Morgan Stanley Instl	Midcap Growth Adv		1,027,991
	Strong	Government Security		738,075
	Credit Suisse	Capital Appreciation Comm		1,125,315
	PIMCO	Total Return Instl		2,312,419
	AIM	Core Stock Inv		1,101,514
	Equifax	Employer Stock Fund		48,361,140
	Common Stock	Frozen Certegy Common Stock		24,291,221
*	Fidelity	Fidelity		632,597
*	Fidelity	Equity Income		1,473,679
*	Fidelity	Value		10,057,242
*	Fidelity	Asset Manager		7,005,665
*	Fidelity	Low-Priced Stock		11,922,697
*	Fidelity	Asset Manager: Growth		9,604,680
*	Fidelity	Aggressive Growth		3,286,221
*	Fidelity	Diversified International		3,538,188
*	Fidelity	Asset Manager: Income		1,508,439
*	Fidelity	Dividend Growth		2,163,104
*	Fidelity	Freedom Income		165,421
*	Fidelity	Freedom 2000		213,070
*	Fidelity	Freedom 2010		1,176,149
*	Fidelity	Freedom 2020		924,184
*	Fidelity	Freedom 2030		1,023,919
*	Fidelity	Spartan International Index		404,772
*	Fidelity	Ret Government Money Market		8,804,456
*	Fidelity	Managed Income Portfolio		12,434,641
*	Fidelity	Spartan US Equity Index		22,680,624
*	Fidelity	US Bond Index		3,053,112
*	Fidelity	Freedom 2040		353,291
*	Fidelity	Interest Bearing Cash		1,295,665
	Participant Loans	Varying maturities and interest rates from 5.0% to 10.5%	N/A	2,631,999
				$185,911,339

* Party-in-interest as defined by ERISA

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUIFAX INC. 401(k) PLAN

Date: June 24, 2005	By:	/s/ G. KENT LINGERFELT
G. Kent Lingerfelt Senior Vice President, Compensation and Benefits Member of the Equifax Inc. Group Plans Administrative Committee, Plan Administrator

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Smith & Howard, P.C.

23.2	Consent of Ernst & Young LLP